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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING April 1, 2024 (MM/DD/YY) AND ENDING March 31, 2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Donnelly Penman & Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20902 Mack Avenue, Suite 200
(No. and Street)

Grosse Pointe Woods	MI	48236
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tom Shea	313-393-3060	tom@gscomplianceconsulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciacotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy Lamb_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Donnelly Penman & Parnters, Inc_____, as of 3/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title:
Managing Director

Notary Public

TAMARA A HENDEL
NOTARY PUBLIC   STATE OF MICHIGAN
COUNTY OF MACOMB
My Commission Expires January 27 2028
Acting in the County of _____ (Wayne)

This filing contains (check all applicable boxes):**
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Fiscal Year Ended March 31, 2025

DONNELLY PENMAN & PARTNERS, INC.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Donnelly Penman & Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Donnelly Penman & Partners, Inc. (the "Company") as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Donnelly Penman & Partners, Inc.'s auditor since 2019.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 2, 2025

DONNELLY PENMAN & PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2025

ASSETS

Current Assets:

Cash and cash equivalents	$ 477,345
Accounts receivable - trade	82,500
Security deposit	6,883
Prepaid expenses	93,300
Notes receivable	9,727
Total Current Assets	669,755

Property and Equipment:

Computer equipment	64,084
Furniture and fixtures	108,320
Leasehold improvements	15,000
Total	187,404
Less: Accumulated depreciation and amortization	171,546
Net Property and Equipment	15,858

Other Assets:

Operating lease right-of-use, less accumulated amortization of $66,786	112,575
Total Other Assets	112,575
Total Assets	$ 798,188

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Deferred revenue	$ 61,665
Accrued expenses	10,391
Accrued bonus	10,345
Accrued profit sharing	36,000
Total Current Liabilities	118,401

Other Liabilities:

Operating lease right-of-use	112,575
Total Liabilities	230,976

Shareholders' Equity:

Common stock, no par value, 60,000 shares authorized; 10,892 shares issued and outstanding	182,169
Additional paid-in capital	11,993
Retained earnings	373,050
Total Shareholders' Equity	567,212
Total Liabilities and Shareholders' Equity	$ 798,188

The accompanying notes are an integral part of these financial statements.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Donnelly Penman & Partners, Inc. (the "Company") is a closely-held corporation located in Grosse Pointe Woods, Michigan. The Company provides investment banking and financial and investment advisory services to both public and private companies. Services are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, service and retail. Investment banking services generated all the Company's revenue in fiscal year 2025.

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Concentration of Credit Risk

The Company deposits cash primarily with a major bank within the United States of America and at times throughout the year may maintain balances that exceeds federally insured limits of $250,000 per depositor, per insured bank. The Company also maintains an account with a credit union, which is federally insured up to $250,000, per depositor, per insured credit union. There are no uninsured deposits at March 31, 2025. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any unusual credit risk on cash or cash equivalents.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting year. Accordingly, actual results could differ from those estimates.

Trade Receivables and Allowance for Credit Losses

The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral. Trade accounts receivable is stated at the amount the Company expects to collect from outstanding balances. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Trade Receivables and Allowance for Credit Losses (cont.)
allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in bad debt expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Management did not consider an allowance necessary at March 31, 2025.

Property and Equipment, Depreciation and Amortization
Property and equipment are recorded at cost. Depreciation and amortization are expensed over the estimated useful lives of the related assets, using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Management reviews these assets for impairment when circumstances or events indicate that the carrying value may not be recoverable.

The Company uses the following estimated useful lives for assets placed in service:

Description	Asset Lives
Computer equipment, Vehicles	3 - 5 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	Lesser of lease term or estimated life

Adoption of ASC Topic 842, Leases
On January 1, 2019, the Company adopted the requirements of Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) issued by the Financial Accounting Standards Board ("FASB"). The core principle of this standard is that lessees should recognize assets and liabilities arising from all leases with a term of 12 months or more. The objective of this ASU is to increase transparency and comparability between organizations that enter into lease agreements. The key differences of the new standard for operating leases from the previous guidance (Topic 840) are the recognition of a right-of-use (ROU) asset and lease liability on the balance sheet. The standard requires disclosures to meet the objective of enabling users of the financial statements to assess the amount and timing of lease expenses.

Leases
Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities. ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make payments over the lease term.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases (cont.)
For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured at the present value of the lease payments over the lease term. The Company uses the rate implicit (discount rate) in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any accrued payments less any unamortized lease incentives received, and any impairment recognized. Lease expense is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Revenue Recognition
Revenues from investment banking services primarily consist of fees generated in connection with merger and acquisition, capital raising and other financial advisory services. Fees are recognized when services have been rendered based on the terms of the signed contract with the customer or when the engagement is cancelled.

Income Taxes
The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code Section 1362, which provides that in lieu of corporate income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. The Company may also be liable for other state and local income taxes in jurisdictions where it has nexus.

Management has analyzed the Company's material tax positions and has determined that no material uncertain tax positions exist that require recognition or disclosure in the accompanying financial statements. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2020.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including capital raising, investment banking, and financial advisory. The Company has identified its Secretary as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Note 2 – LEASE COMMITMENTS

The Company has the following operating lease at March 31, 2025:

Right of Use Balance	Monthly Lease Payment		Remaining Lease Term
$112,575	$ 4,830	Year 1	1.75 years
	$ 4,999	Year 2	

Fiscal Year Ending March 31		Commitments
2026	$	64,517
2027		51,041
2028		2,017
	$	117,575
Imputed Interest		(5,000)
Lease Liability	$	112,575

During the year ended March 31, 2025, the Company obtained an operating lease ROU in exchange for a lease liability of $15,700.

Note 3 - COMMON STOCK

The Company redeemed 266 shares of common stock from two minority shareholders for approximately $15,000 during the year. Additionally, the Company redeemed 190 shares from a majority shareholder and sold the shares to two minority shareholders for $9,900. The Company and its shareholders are party to a Shareholder Agreement (the "Agreement") dated September 1, 2016. Under the Agreement, the Company will purchase a shareholder's common stock at termination of employment of the shareholder. The purchase price will vary based on the reason for termination and will range between 50% and 100% of Book Value, as defined in the Agreement. The purchase price may also be reduced for the shareholder's portion of contractual liabilities, as defined in the Agreement, existing at the time of termination. The Company also has the option to reallocate shares annually based on the discretion of the Company's Executive Committee. The purchase price for these shares will be at 100% of Book Value.

Note 4 – REVENUE

The Company earns all of its revenue from investment banking service contracts (engagements) with customers for mergers and acquisitions, capital raising and financial advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine performance obligations and whether performance obligations are satisfied at a point in time or over time. Revenue from upfront fees are amortized over time to match the continued delivery of performance obligations to the customers over an estimated period of time. Unearned revenue is recorded on the Statement of Financial Condition as deferred revenue.

The Company's investment banking engagements typically provide for a) a non-refundable up-front fee (amortized over the average six month life of an engagement); b) non-refundable monthly/quarterly fees (recognized monthly/quarterly for services performed); c) a success fee (recognized in the month a transaction successfully closes); d) consulting fees (recognized in the month that services are performed); and e) commissions (recognized upon the sale of securities offered when the Company acts as an agent). Should an engagement get cancelled, any unrecognized up-front fee is immediately recognized as income. Unrecognized up-front fees are recorded as deferred revenue. The balance at March 31, 2025 is $61,665.

Note 4 – REVENUE (cont.)

The following table presents revenue by major source:

	Total
Mergers and acquisitions	
Success fees	$ 2,360,000
Non-refundable monthly/quarterly fees	1,217,500
Non-refundable up-front fees	238,335
Other consulting fees	220,600
Total mergers and acquisitions revenue	4,036,435
Capital raising - commissions	832,311
Other financial advisory services - consulting fees	145,966
Reimbursable expenses	13,356
Total revenue from contracts with customers	$ 5,028,068

Customer Concentrations
The Company had four customers that represented approximately 54% of total revenues for the fiscal year ending March 31, 2025.

Note 5 – RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement to lease office space from a Michigan limited liability company (LLC). Members of the LLC are also shareholders of the Company. The lease calls for monthly rental payments of $2,440 and monthly operating escrow payments of $1,000 through November 30, 2025. The Company also pays all the costs of utilities and maintenance, repairs and taxes in excess of the available escrow balance on the leased space. Rental & escrow expense for the related party lease was approximately $44,000 for the year ended March 31, 2025.

Note 6 - QUALIFIED RETIREMENT PLANS

The Company sponsors a profit-sharing plan (the "Plan") with a safe-harbor provision for all employees who have attained the age of twenty-one and completed one year of service. Each year the Company may make a profit-sharing contribution to the Plan at the discretion of the Board of Directors. Contributions approved by the Board of Directors for calendar year 2024 totaled approximately $225,000, which are included in compensation and benefits in the Statement of Operations.

Note 7 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934, Rule 15c3-1 (the Rule), and computes its net capital under the alternative method permitted by the Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company. Total required net capital under the Rule is $5,000 at March 31, 2025. At March 31, 2025 net capital under the Rule was $405,289, which was $400,289 in excess of its minimum dollar amount requirement. The net capital ratio was .18 at March 31, 2025.

Note 8 - REGULATORY COMPLIANCE

The Company is a member of the Financial Industry Regulatory Authority (FINRA), the largest independent regulator for all securities firms doing business in the United States. As such, the Company is required to comply with various regulations set forth by FINRA, and from time to time is subject to FINRA examination to ensure compliance with current regulations. Any noncompliance with such rules and regulations may subject the Company to disciplinary actions, including, but not limited to, fines, suspension or possible loss of membership. Accordingly, any noncompliance could result in actions by FINRA that have a materially adverse impact on the Company's financial position, results of operations or cash flows.

Note 9 - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to March 31, 2025, the most recent statement of financial condition presented herein, through June 2, 2025, the date the financial statements were available to be issued. There were no such significant events or transactions identified.

* * * * * *